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                            June 21, 2021

       Michael Zarlenga
       General Counsel
       PROOF Acquisition Corp I
       11911 Freedom Drive
       Suite 1080
       Reston, VA 20190

                                                        Re: PROOF Acquisition
Corp I
                                                            Confidential Draft
Registration Statement on Form S-1
                                                            Submitted on May
28, 2021
                                                            CIK No. 0001853070

       Dear Mr. Zarlenga:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft Registration Statement on Form S-1 submitted May 28, 2021

       Exclusive Forum for Certain Lawsuits, page 153

   1. Please reconcile your disclosure here and page 74 regarding whether this provision applies to claims arising under
the Securities Act.
              You may contact Heather Clark at (202) 551-3624 or Jean Yu at
(202) 551-3305 if you
       have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397
       with any other questions.
 Michael Zarlenga
PROOF Acquisition Corp I
June 21, 2021
Page 2

                                        Sincerely,
FirstName LastNameMichael Zarlenga
                                        Division of Corporation Finance
Comapany NamePROOF Acquisition Corp I
                                        Office of Manufacturing
June 21, 2021 Page 2
cc:       Scott Fisher
FirstName LastName